SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

FRISCH’S RESTAURANTS, INC.

(Name of issuer)

Common Stock, no par value

(Title of class of securities)

358748101

(CUSIP number)

James R. Cummins, Esq.

Waite, Schneider, Bayless & Chesley Co., L.P.A.

1513 Fourth & Vine Tower

One West Fourth Street

Cincinnati, Ohio 45202

(513) 621-0267

(Name, address and telephone number of person authorized to receive notices and communications)

October 7, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101
1.	Name of reporting persons. Craig F. Maier
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions): N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,203,925[a]
	8.	Shared voting power 0
	9.	Sole dispositive power 1,203,925[a]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person: 1,203,925[a]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.7%[a,b]
14.	Type of reporting person (see instructions) IN

[a]

Includes the following shares of common stock, no par value, of Frisch’s Restaurants, Inc. (the “Shares”) over which Craig F. Maier has sole voting and dispositive power: 173,000 Shares which Mr. Maier has the right to acquire pursuant to the exercise of employee stock options within 60 days; 31,054 Shares as Trustee of the Annette Frisch Remainder Trust under the Annette Frisch Amended and Restated Trust Agreement (the “Annette Frisch Remainder Trust”); 49,405 Shares as Executor of the Estate of Blanche F. Maier; 9 Shares as the General Partner of JBM Limited Partnership (“JBM”), an Ohio limited partnership; 12,117 Shares owned by Frisch New Richmond Big Boy, Inc. as President and sole shareholder of Frisch New Richmond Big Boy, Inc.; 2,307 shares as Trustee of three trusts for the benefit of his minor children; 10,000 Shares as Trustee under the Jack C. Maier Trust fbo Craig

Maier Family; 381,884 Shares as Trustee under the Jack C. Maier QTIP Trust; 71,858 Shares as Trustee under the Jack C. Maier Credit Shelter Trust; 70,064 Shares as Trustee under the Jack C. Maier Exempt QTIP Trust; 928 Shares as Trustee under the Jack C. Maier Disclaimer Trust; 10,537 Shares as Trustee under the Blanche F. Maier Insurance Trust; and 31,855 Shares as Trustee under the Jack & Blanche F. Maier Insurance Trust.

[b]

Based on information from the Company, there were 5,296,053 shares of common stock, no par value, of the Company issued and outstanding as of July 23, 2010, which includes Shares which can be acquired pursuant to the exercise of stock options within 60 days.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Frisch’s Restaurants, Inc. (the “Company”), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.	Identity and Background

a.	Craig F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.

d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Maier is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On October 7, 2010: (i) the Jack C. Maier QTIP Trust distributed 20,000 Shares to beneficiaries of the Trust pursuant to the governing Trust document, and (ii) the Jack C. Maier Credit Shelter Trust distributed 40,000 shares to beneficiaries under the governing Trust document and 10,000 of those Shares went to the Jack C. Maier Trust fbo Craig Maier Family, of which Craig F. Maier is Trustee.

Item 4.	Purpose of Transaction

On October 7, 2010: (i) the Jack C. Maier QTIP Trust distributed 20,000 Shares to beneficiaries of the Trust pursuant to the governing Trust document, and (ii) the Jack C. Maier Credit Shelter Trust distributed 40,000 shares to beneficiaries under the governing Trust document and 10,000 of those Shares went to the Jack C. Maier Trust fbo Craig Maier Family, of which Craig F. Maier is Trustee.

All shares owned beneficially by Mr. Maier are held as a long-term investment in the Company. Mr. Maier intends to continually review his investment in the Shares and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Shares, exercising employee stock options to acquire additional Shares, and disposing of Shares. He will also make distributions of Shares from the various Trusts for which he is Trustee as required pursuant to the terms of the various Trust agreements or to obtain cash to satisfy liabilities of the Trusts.

Except as described herein, Mr. Maier has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Based on information from the Company, there were 5,296,053 Shares of common stock, no par value, of the Company issued and outstanding as of July 23, 2010, which includes Shares which can be acquired pursuant to the exercise of stock options within 60 days. Accordingly, Mr. Maier is deemed to beneficially own 1,203,925 Shares, which includes 173,000 shares which he can acquire pursuant to the exercise of stock options within 60 days, or approximately 22.7% of the Shares deemed issued and outstanding as of July 23, 2010.

(b) Mr. Maier has sole voting and dispositive powers over all of the 1,203,925 Shares beneficially owned by him. See response to Item 2 for information regarding Craig F. Maier.

(c) Since the last Schedule 13D/A filed: (1) on October 7, 2010, (i) the Jack C. Maier QTIP Trust distributed 20,000 Shares to beneficiaries of the Trust pursuant to the governing Trust document, and (ii) the Jack C. Maier Credit Shelter Trust distributed 40,000 Shares to beneficiaries under the governing Trust document and 10,000 of those Shares went to the Jack C. Maier Trust fbo Craig Maier Family, of which Craig F. Maier is Trustee; and (2) on September 1, 2010, the options to purchase 12,000 Shares held by Craig F. Maier as Executor of the Estate of Blanche F. Maier expired.

(d) Craig F. Maier has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by himself, the Annette Frisch Remainder Trust, JBM, the Estate of Blanche F. Maier, Frisch New Richmond Big Boy, Inc., the three Trusts for the benefit of his minor children, the Jack C. Maier Trust fbo Craig Maier Family, the Jack C. Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, the Jack C. Maier Disclaimer Trust, the Blanche F. Maier Insurance Trust, and the Jack & Blanche F. Maier Insurance Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Craig F. Maier is the Executor of the Estate of Blanche F. Maier, Trustee of the Annette Frisch Remainder Trust, General Partner of JBM, President and sole shareholder of Frisch New Richmond Big Boy, Inc., Trustee of three trusts created for the benefit of his minor children, Trustee of the Jack C. Maier Trust fbo Craig Maier Family, and Trustee of the Jack C. Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, the Jack C. Maier Disclaimer Trust, the Blanche F. Maier Insurance Trust and the Jack & Blanche F. Maier Insurance Trust. Mr. Maier does not affirm the existence of a group.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2010	/s/ Craig F. Maier
Craig F. Maier

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).